Mail Stop 3561

October 23, 2006

Mr. John Vogel
Executive Officer
International Imaging Systems, Inc.
2419 E. Commercial Boulevard, Suite 307
Ft. Lauderdale, Florida 33308

> **RE: International Imaging Systems, Inc.**
>   **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
>   **Form 10-QSB/A for Fiscal Quarter Ended March 31, 2006**
>   **Form 10-QSB for Fiscal Quarter Ended June 30, 2006**
>   **File No. 0-25413**

Dear Mr. Vogel:

        We have reviewed your amended filings and your response to our June 29, 2006
comment letter and have the following comments. We have limited our review to only your
financial statements and related disclosures and do not intend to expand our review to other
portions of your documents. Where indicated, we think you should revise your disclosures in
future filings in response to these comments. If you disagree, we will consider your explanation
as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed
as necessary in your explanation. We may have further comment after reviewing your response.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filings. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free to
call us at the telephone numbers listed at the end of this letter.

Form 10-KSB, as amended for Fiscal Year Ended December 31, 2005

Item 8.A. Controls and Procedures, page 12

1. We note that you state that your Chief Executive Officer and Chief Financial Officer
   concluded that your disclosure controls and procedures were effective in timely alerting
   him to material information relating to International Imaging Systems, Inc. required to be
   included in its periodic filings with the Securities and Exchange Commission. In future
   filings, please revise to clarify, if true, that your officers concluded that your disclosure

controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified and that such information is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. We note that you have provided disclosures under Item 3 in your quarterly reports on Form 10-QSB for the fiscal quarters ended March 31, 2006 and June 30, 2006 similar to those provided in your amended Form 10-KSB. You should revise your controls and procedures disclosures in your future filings on Form 10-KSB and Form 10-QSB to comply with this guidance. See Exchange Act Rule 13a-15.

Exhibit 31 Certifications of Principal Executive and Principal Financial Officer

2. We reviewed your revised Certifications provided in response to prior comment no. 14 in our letter dated June 29, 2006. We note that you have revised the wording in paragraph 4 (d) to eliminate the following words "(the small business issuer's fourth fiscal quarter in the case of an annual report)". In future filings please ensure that the certifications of your principal executive officer and principal financial officer use the <u>exact</u> wording specified in Item 601 (b)(31) of Regulation S-B. Specifically, please revise your certifications in future filings on Form 10-KSB and Form 10-QSB to include these words.

As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, please contact me at (202) 551-3849 with any other questions.

Sincerely,

James A. Allegretto
Senior Assistant Chief Accountant